                      Securities and Exchange Commission
                            Washington, D.C.  20549

                                   FORM 11-K
                          ---------------------------



(Mark one)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1994


                                      OR


[_]             TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________



                         Commission file number 1-168
                        ------------------------------



                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                           (Full title of the plan)



                                 AMETEK, INC.
                                STATION SQUARE
                          PAOLI, PENNSYLVANIA  19301
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                        Report of Independent Auditors


The Administrative Committee
The Ametek Savings and Investment Plan


We have audited the accompanying statements of financial condition of The Ametek Savings and Investment Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Ametek Savings and Investment Plan at December 31, 1994 and 1993, and the changes in its financial status for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                     /s/ Ernst & Young LLP
                                                  ------------------------------
                                                     Ernst & Young LLP


Philadelphia, Pennsylvania
June 8, 1995

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1994

- ---------------------------------------------------------------------------------------------------------------------------------
                                             FIXED                                COMMON
                                             INCOME       EQUITY     INSURANCE    STOCK        LOAN       UNALLO-        TOTAL
                                              FUND         FUND      CONTRACTS     FUND      ACCOUNT       CATED
- ---------------------------------------------------------------------------------------------------------------------------------

ASSETS
- ------

  Investments at market value:
      GIC trusts (at contract value)       $42,861,500  $         -   $      -  $        -  $        -  $         -   $42,861,500
      Dreyfus Group of equity funds                  -   21,630,840          -           -           -            -    21,630,840
      Dreyfus money market fund              1,036,053            -          -           -           -            -     1,036,053
      Cash value of life insurance                   -            -    647,736           -           -            -       647,736
      AMETEK, Inc. common stock                      -            -          -   6,108,942           -            -     6,108,942
      Short-term investment fund                     -            -          -           -           -    1,910,272     1,910,272
                                        -----------------------------------------------------------------------------------------
      Total Investments                     43,897,553   21,630,840    647,736   6,108,942           -    1,910,272    74,195,343

  Receivables:
      Employee contributions                   330,403      302,099      5,996      49,607           -            -       688,105
      Employer contributions                   143,859            -          -           -           -            -       143,859
      Loans to participants                          -            -          -           -   4,471,478            -     4,471,478
  Interfund accounts                           872,308      889,094          -     148,870           -   (1,910,272)            -
                                        -----------------------------------------------------------------------------------------
    Total Assets                           $45,244,123  $22,822,033   $653,732  $6,307,419  $4,471,478  $         -   $79,498,785
                                        =========================================================================================

LIABILITIES AND PLAN EQUITY
- ---------------------------

  Liability for Insurance Contribution     $         -  $         -     $5,996  $        -  $        -  $         -        $5,996
                                        -----------------------------------------------------------------------------------------
      Total Liabilities                              -            -      5,996           -           -            -         5,996
  Plan equity                               45,244,123   22,822,033    647,736   6,307,419   4,471,478            -    79,492,789
                                        -----------------------------------------------------------------------------------------
      Total liabilities and plan equity    $45,244,123  $22,822,033   $653,732  $6,307,419  $4,471,478  $         -   $79,498,785
                                        =========================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1993

- ---------------------------------------------------------------------------------------------------------------------------------
                                               FIXED                                 COMMON
                                               INCOME        EQUITY    INSURANCE     STOCK        LOAN      UNALLO-      TOTAL
                                                FUND          FUND     CONTRACTS      FUND       ACCOUNT     CATED
- ---------------------------------------------------------------------------------------------------------------------------------
ASSETS
- ------

  Investments at market value:
      GIC trusts (at contract value)         $43,037,059  $         -   $      -  $        -  $        -  $       -  $43,037,059
      Dreyfus Group of equity funds                    -   19,686,706          -           -           -          -   19,686,706
      Dreyfus money market fund                  625,951            -          -           -           -          -      625,951
      Cash value of life insurance                     -            -    630,546           -           -          -      630,546
      AMETEK, Inc. common stock                        -            -          -   4,240,944           -          -    4,240,944
      Short-term investment fund                       -            -          -           -           -    975,063      975,063
                                        -----------------------------------------------------------------------------------------
      Total Investments                       43,663,010   19,686,706    630,546   4,240,944           -    975,063   69,196,269

  Receivables:
      Employee contributions                     405,019      382,609      7,095      58,802           -   (853,525)           -
      Employer contributions                      74,166            -          -           -           -          -       74,166
      Loans to participants                            -            -          -           -   3,820,900          -    3,820,900
  Interfund accounts                            (585,682)     698,939          -       8,281           -   (121,538)           -
                                        -----------------------------------------------------------------------------------------
      Total Assets                           $43,556,513  $20,768,254   $637,641  $4,308,027  $3,820,900  $       -  $73,091,335
                                        =========================================================================================

LIABILITIES AND PLAN EQUITY
- ---------------------------

  Liability for insurance contribution       $         -  $         -   $  7,095  $        -  $        -  $       -       $7,095
                                        -----------------------------------------------------------------------------------------
      Total Liabilities                                -            -      7,095           -           -          -        7,095
  Plan equity                                 43,556,513   20,768,254    630,546   4,308,027   3,820,900          -   73,084,240
                                        -----------------------------------------------------------------------------------------
      Total liabilities and plan equity      $43,556,513  $20,768,254   $637,641  $4,308,027  $3,820,900  $       -  $73,091,335
                                        =========================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31,1994

- ----------------------------------------------------------------------------------------------------------------------------
                                                     FIXED                                 COMMON
                                                    INCOME        EQUITY     INSURANCE     STOCK       LOAN        TOTAL
                                                     FUND          FUND      CONTRACTS      FUND      ACCOUNT
- ----------------------------------------------------------------------------------------------------------------------------

ADDITIONS
- ---------

   Contributions:
      Employee                                    $4,277,418   $4,319,769     $80,865    $647,662      $     -   $9,325,714
      Employer                                       903,086      852,964           -     142,969            -    1,899,019
      Rollovers from other plans                     416,953      110,845           -      17,698            -      545,496
                                             -------------------------------------------------------------------------------
         Total Contributions                       5,597,457    5,283,578      80,865     808,329            -   11,770,229
                                             -------------------------------------------------------------------------------

   Investment Income (Loss):
      Interest and dividends                       2,890,888    1,056,646      71,140     109,298      201,296    4,329,268
      Net realized loss and unrealized gain
         (loss) on investments                             -   (2,144,638)          -   1,450,577            -     (694,061)
                                             -------------------------------------------------------------------------------
         Total Investment Income (Loss)            2,890,888   (1,087,992)     71,140   1,559,875      201,296    3,635,207
                                             -------------------------------------------------------------------------------


      Total Contributions and                -------------------------------------------------------------------------------
         Investment Income (Loss)                  8,488,345    4,195,586     152,005   2,368,204      201,296   15,405,436
                                             -------------------------------------------------------------------------------

DEDUCTIONS
- ----------

   Withdrawals and terminations                   (6,281,809)  (1,966,806)    (53,950)   (453,955)    (159,502)  (8,916,022)
   Insurance premiums and commissions - net                -            -     (80,865)          -            -      (80,865)
   Net interfund transfers in (out)                 (518,926)    (175,001)          -      85,143      608,784            -

                                             -------------------------------------------------------------------------------
         Total Deductions                         (6,800,735)  (2,141,807)   (134,815)   (368,812)     449,282   (8,996,887)
                                             -------------------------------------------------------------------------------

Increase in plan equity                            1,687,610    2,053,779      17,190   1,999,392      650,578    6,408,549

Plan equity at beginning of year                  43,556,513   20,768,254     630,546   4,308,027    3,820,900   73,084,240
                                             -------------------------------------------------------------------------------
Plan equity at end of year                       $45,244,123  $22,822,033    $647,736  $6,307,419   $4,471,478  $79,492,789
                                             ===============================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                         YEAR ENDED DECEMBER 31, 1993

- ----------------------------------------------------------------------------------------------------------------------------
                                                     FIXED                                 COMMON
                                                    INCOME        EQUITY    INSURANCE       STOCK      LOAN         TOTAL
                                                     FUND          FUND     CONTRACTS       FUND      ACCOUNT
- ----------------------------------------------------------------------------------------------------------------------------

ADDITIONS
- ---------

   Contributions:
      Employee                                    $4,445,822   $4,242,427    $95,221     $680,382      $     -   $9,463,852
      Employer                                       960,862      888,157          -      140,877            -    1,989,896
      Rollovers from other plans                     126,018      245,073          -       66,812            -      437,903
                                             -------------------------------------------------------------------------------
         Total Contributions                       5,532,702    5,375,657     95,221      888,071            -   11,891,651
                                             -------------------------------------------------------------------------------

   Investment Income (Loss):
      Interest and dividends                       2,943,984    1,482,747     23,924      183,980      320,309    4,954,944
      Net realized gain and unrealized (loss)
         on investments                                    -     (110,811)         -   (1,079,828)           -   (1,190,639)
                                             -------------------------------------------------------------------------------
         Total Investment Income (Loss)            2,943,984    1,371,936     23,924     (895,848)     320,309    3,764,305
                                             -------------------------------------------------------------------------------


      Total Contributions and                -------------------------------------------------------------------------------
         Investment Income (Loss)                  8,476,686    6,747,593    119,145       (7,777)     320,309   15,655,956
                                             -------------------------------------------------------------------------------

DEDUCTIONS
- ----------

   Withdrawals and terminations                   (5,030,477)  (1,488,013)   (29,747)    (409,685)    (278,879)  (7,236,801)
   Insurance premiums and commissions - net                -            -    (71,886)           -            -      (71,886)
   Net interfund transfers in (out)               (1,106,534)     672,645      6,428     (205,611)     633,072            -
                                             -------------------------------------------------------------------------------
         Total Deductions                         (6,137,011)    (815,368)   (95,205)    (615,296)     354,193   (7,308,687)
                                             -------------------------------------------------------------------------------

Increase (decrease) in plan equity                 2,339,675    5,932,225     23,940     (623,073)     674,502    8,347,269

Plan equity at beginning of year                  41,216,838   14,836,029    606,606    4,931,100    3,146,398   64,736,971
                                             -------------------------------------------------------------------------------
Plan equity at end of year                       $43,556,513  $20,768,254   $630,546   $4,308,027   $3,820,900  $73,084,240
                                             ===============================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                         YEAR ENDED DECEMBER 31, 1992

- ---------------------------------------------------------------------------------------------------------------------------
                                                  FIXED                               COMMON
                                                 INCOME       EQUITY     INSURANCE    STOCK         LOAN          TOTAL
                                                  FUND         FUND      CONTRACTS     FUND       ACCOUNT
- ---------------------------------------------------------------------------------------------------------------------------
ADDITIONS
- ---------

   Contributions:
       Employee                                 $5,578,783   $2,697,685   $109,368    $667,275      $      -    $9,053,111
       Employer                                  1,023,486      862,300          -     139,796             -     2,025,582
       Rollovers from other plans                  298,135       93,453          -      29,109             -       420,697
                                             ------------------------------------------------------------------------------
           Total Contributions                   6,900,404    3,653,438    109,368     836,180             -    11,499,390
                                             ------------------------------------------------------------------------------

   Investment Income:
       Interest and dividends                    3,014,282      328,433     23,206     182,607       251,958     3,800,486
       Net realized and unrealized gain
          on investments                                 -    1,168,207          -     685,802             -     1,854,009
                                             ------------------------------------------------------------------------------
           Total Investment Income               3,014,282    1,496,640     23,206     868,409       251,958     5,654,495
                                             ------------------------------------------------------------------------------


       Total Contributions and               ------------------------------------------------------------------------------
           Investment Income                     9,914,686    5,150,078    132,574   1,704,589       251,958    17,153,885
                                             ------------------------------------------------------------------------------

DEDUCTIONS
- ----------

   Withdrawals and terminations                 (2,727,845)    (821,045)   (27,229)   (260,299)      (86,087)   (3,922,505)
   Insurance premiums and commissions - net              -            -    (50,754)          -             -       (50,754)
   Net interfund transfers in (out)             (2,136,100)    (725,117)   (20,455)    (98,855)    2,980,527             -
                                             ------------------------------------------------------------------------------
           Total Deductions                     (4,863,945)  (1,546,162)   (98,438)   (359,154)    2,894,440    (3,973,259)
                                             ------------------------------------------------------------------------------

Increase in plan equity                          5,050,741    3,603,916     34,136   1,345,435     3,146,398    13,180,626

Plan equity at beginning of year                36,166,097   11,232,113    572,470   3,585,665             -    51,556,345
                                             ------------------------------------------------------------------------------
Plan equity at end of year                     $41,216,838  $14,836,029   $606,606  $4,931,100    $3,146,398   $64,736,971
                                             ==============================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMEBER 31, 1994


1.   DESCRIPTION OF THE PLAN
     -----------------------

The following brief description of The AMETEK Savings and Investment Plan ("the Plan") provides only summarized information. Participants should refer to the Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees of AMETEK, Inc. ("the Company"), and certain affiliated companies, an opportunity to invest up to 14% of their compensation, subject to certain limits, in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in their contributions to the Plan and are vested in Company contributions after three years of service, or upon death, attainment of age 65 or early, normal or disability retirement. Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distribution at or after age 65, but no later than age 70 1/2. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to specified amounts of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to certain limitations, and such amounts are reflected in a loan account until repaid.

The Plan provides for Company contributions equal to 33 1/3 % of the first 6% of compensation contributed by each participant, to a maximum contribution of $1,200 per participant. Effective January 1, 1995, matching Company contributions are credited to participants' accounts at the same time their contribution is invested. Previously, such Company contributions were credited to participants' accounts annually.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements, if any. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of financial statements
- -----------------------------
The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of liabilities for amounts owed to former participants, which are reflected in plan equity in accordance with generally
accepted accounting principles (see Note 7).   Purchases and sales of
investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Investment valuation
- --------------------
Investments in the Dreyfus group of equity funds and the Common Stock Fund are carried at market value based upon closing market quotes on the last business
day of the Plan year.   Guaranteed income contracts, money market and short-term
investments are carried at the redemption prices and fair value established by the issuer and/or the trustee. The Life Insurance Contracts are carried at the cash value of such policies at year-end.

In September 1994, the American Institute of Certified Public Accountants issued a Statement of Position ("SOP 94-4") which specifies, among other things, that defined-contribution plans report certain investment contracts at fair value. SOP 94-4 will change the Plan's current practice of reporting guaranteed income contracts at contract values. The requirements of SOP 94-4 are effective for financial statements beginning with the 1995 plan year, except for investment contracts entered into before December 31, 1993, for which the effective date is the 1996 plan year. The effect of initially applying this new accounting requirement will be reported as a cumulative effect type of an accounting change in the period of adoption. The impact on Plan equity of applying this new accounting rule is not known at this time.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMEBER 31, 1994


3.   INVESTMENT PROGRAMS
     -------------------

At December 31, 1994, The Dreyfus Trust Company served as Trustee for the Plan. Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs:

(a)  The Fixed Income Fund:
     ----------------------

     The assets of the Fixed Income Fund are presently invested in guaranteed income contracts (GIC) issued by Massachusetts Mutual Life Insurance Company, Metropolitan Life Insurance Company, and the Dreyfus Capital Preservation Fund, managed by LaSalle National Trust, N.A. In addition, included in this fund are investments in the Dreyfus Government Securities Series Money Market Fund, an open-end mutual fund. No direct commissions, fees or other charges are assessed against the accounts invested in this Fund. Prior to January 1, 1995, annual matching Company contributions were temporarily invested in this Fund and allocated, together with earnings thereon, to the individual investment funds (see Note 1).

(b)  The Equity Fund:
     ----------------
     At December 31, 1994 and 1993, the investments of the Equity Fund consisted of the following:

                                                  -----------------------------------  ---------------------------------------
                                                                  1994                                   1993
                                                  -----------------------------------  ---------------------------------------
                                                     Number                  Market         Number                  Market
                                                   of Shares      Cost       Value        of Shares     Cost        Value
                                                  -----------------------------------  ---------------------------------------

Dreyfus Group of Equity Funds:
     The Dreyfus Fund                              1,059,890  $13,702,150  $12,644,495    1,005,645  $13,079,103  $13,169,619
     Dreyfus Strategic Investing                     153,355    3,279,915    2,872,338      108,103    2,392,200    2,356,845
     Dreyfus New Leaders Fund, Inc.                  112,605    3,826,156    3,527,926       71,906    2,483,739    2,456,734
     Dreyfus Premier
      Global Investing, Inc.                         175,090    2,678,657    2,586,081      106,211    1,563,490    1,703,508
                                                              -----------  -----------               -----------  -----------
           Total Equity Fund                                  $23,486,878  $21,630,840               $19,518,532  $19,686,706
                                                              ===========  ===========               ===========  ===========

     The above investments primarily consist of common stocks of small and medium sized domestic and foreign growth companies. However, the funds may also use various investment techniques, including foreign exchange and derivatives transactions. Participants should refer to the respective Dreyfus mutual fund prospectus for more complete information. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts invested in these funds. Effective January 1, 1995, the fund added two new investment alternatives for participants: The Fidelity Puritan Fund and The Fidelity Magellan Fund. These broadly diversified mutual funds invest in a wide range of domestic and foreign stocks, bonds and other types of investments.

(c)  Insurance  Contracts:
     ---------------------

     Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia and American Mayflower Insurance Company of New York. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. Since July 1, 1987, participants may not make an initial investment election to this Fund.

(d)  The Common Stock Fund:
     ----------------------

     At December 31, 1994 and 1993, the assets of the Common Stock Fund consisted of 359,207 shares (cost $4,907,039) and 328,308 shares (cost $4,422,607) of the Company's common stock. Shares of the Company's common stock may be purchased by the Trustee on the open market, directly from the Company, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMEBER 31, 1994


3.   INVESTMENT PROGRAMS (continued)
     -------------------

A participant may change his or her total contribution percentage election as of January 1, April 1, July 1 or October 1 of any year. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

The Trustee invests the portion of employee contributions awaiting allocation to the investment options chosen by participants in a short-term investment fund.

There were approximately 4,900 participants in the Plan at December 31, 1994. The approximate number of participants in each fund at December 31, 1994 was as follows:


          Fixed Income Fund:
                   GIC Trusts                                         3,700
                   Government Series Money Market                       600
          Equity Fund:
                   The Dreyfus Fund                                   2,300
                   Dreyfus Strategic Investing                        1,200
                   Dreyfus New Leaders Fund, Inc.                     1,200
                   Dreyfus Premier Global Investing, Inc.             1,000
          Common Stock Fund                                           2,000
          Insurance Contracts                                           200

The total number of participants in all funds do not agree with total Plan participants due to individuals participating in more than one fund.

4.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
     ------------------------------------------------------

The components of the net realized gains and losses and the change in the net unrealized gain (loss) on equity investments are as follows:

                                                                           -------------------------------------
                                                                                   Year ended December 31,
                                                                           -------------------------------------
                                                                               1994         1993        1992
                                                                           -------------------------------------
     Equity Fund
     -----------
     Realized gains (losses):
              Distribution of realized gains (losses) (a)                   ($120,426)     $50,918     $331,841
              Sale of the Windsor Fund (b)                                          -            -      506,463
                                                                             --------       ------      -------
                        Total realized gains (losses)                        (120,426)      50,918      838,304
     Increase (decrease) in unrealized
      appreciation (depreciation)                                          (2,024,212)    (161,729)     329,903
                                                                           ----------     --------      -------
                        Total Equity Fund                                  (2,144,638)    (110,811)   1,168,207

     Common Stock Fund
     -----------------
     Distribution of realized gain (loss)                                      67,011         (462)           -
     Increase (decrease) in unrealized
      appreciation (depreciation)                                           1,383,566   (1,079,366)     685,802
                                                                            ---------   ----------      -------
                        Total Common Stock Fund                             1,450,577   (1,079,828)     685,802
                                                                            ---------   ----------      -------

     Total net realized and unrealized gain (loss)                          ($694,061) ($1,190,639)  $1,854,009
                                                                            =========  ===========   ==========

     (a) The Equity Fund made capital gain distributions (reported as dividend income) of 2.5%, 4.7%, and 2.5% in 1994, 1993, and 1992 respectively, which were immediately reinvested in additional Fund shares.
     (b) On September 30, 1992, the investment held in the Equity Fund, which consisted of the Vanguard Windsor Fund, was sold and the sales proceeds were immediately invested in the Dreyfus Fund.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMEBER 31, 1994


4.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (continued)
     ------------------------------------------------------

The net unrealized appreciation (depreciation) of investments included in the Plan's equity is as follows:

                               ----------------------------------------------
                                   Equity        Common Stock
                                    Fund             Fund           Total
                               ----------------------------------------------

     Balance December 31, 1991  ($1,005,523)        $211,901      ($793,622)
     Change for the year 1992     1,335,426 (a)      685,802      2,021,228
                                  ---------          -------      ---------
     Balance December 31, 1992      329,903          897,703      1,227,606
     Change for the year 1993      (161,729)      (1,079,366)    (1,241,095)
                                  ---------       ----------     ----------
     Balance December 31, 1993      168,174         (181,663)       (13,489)
     Change for the year 1994    (2,024,212)       1,383,566       (640,646)
                                 ----------        ---------       --------
     Balance December 31, 1994  ($1,856,038)      $1,201,903      ($654,135)
                                ===========       ==========      =========

          (a) Includes reversal of the December 31, 1991 unrealized appreciation ($1,005,523) of the Windsor Fund investment which was sold in September, 1992.

5.   FEDERAL INCOME TAX STATUS
     -------------------------

The Company has received a determination letter dated December 29, 1994, from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code, and is therefore exempt from federal income tax. Continued qualification of the Plan is subject to the maintenance of its present form, or a new Internal Revenue Service determination.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is received. However, participants who invest in insurance contracts will be subject to ordinary income tax annually on the premiums paid for the life insurance coverage.

6.   EXPENSES
     --------

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan years ended December 31, 1994, 1993 and 1992, the Company elected to pay such expenses directly.

7.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
     ------------------------------------------------------

The following is a reconciliation of Plan equity at December 31, 1994 and 1993, presented in the financial statements in accordance with generally accepted accounting principles, and the deduction for amounts owed to former participants' upon withdrawals and terminations from the Plan for the years ended December 31, 1994, 1993 and 1992 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under generally accepted accounting principles.

                               ------------------------------------------------------------------------------
                                    Fixed                                 Common
                                    Income        Equity      Insurance    Stock        Loan         Total
                                     Fund          Fund       Contracts    Fund        Account
                               ------------------------------------------------------------------------------

Plan Equity
- -----------
 December 31, 1994:
  Plan equity reported in the
   financial statements          $45,244,123   $22,822,033    $647,736  $6,307,419   $4,471,478   $79,492,789
  Amounts owed to former
   participants                     (338,205)     (224,693)          -     (53,120)     (58,445)     (674,463)
                                 -----------   -----------    --------  ----------   ----------   -----------
  Plan equity (net assets)
   reported on the Form 5500     $44,905,918   $22,597,340    $647,736  $6,254,299   $4,413,033   $78,818,326
                                 ===========   ===========    ========  ==========   ==========   ===========

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMEBER 31, 1994


7.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)
     ------------------------------------------------------

                                               ---------------------------------------------------------------------------
                                                   Fixed                                 Common
                                                  Income       Equity      Insurance     Stock       Loan        Total
                                                   Fund         Fund       Contracts      Fund      Account
                                               ---------------------------------------------------------------------------

Plan Equity
- -----------
 December 31, 1993:
  Plan equity reported in the
   financial statements                        $43,556,513   $20,768,254   $630,546  $4,308,027   $3,820,900   $73,084,240
  Amounts owed to former
   participants                                 (1,428,444)     (391,729)         -    (103,384)     (26,526)   (1,950,083)
                                                ----------      --------   --------    --------      -------    ----------
  Plan equity (net assets)
   reported on the Form 5500                   $42,128,069   $20,376,525   $630,546  $4,204,643   $3,794,374   $71,134,157
                                               ===========   ===========   ========  ==========   ==========   ===========

Deductions for Withdrawals and Terminations
- ---------------------------------------------
 Year ended December 31, 1994:
   Withdrawals and
    terminations reported in the
    financial statements                        $6,281,809    $1,966,806    $53,950    $453,955     $159,502    $8,916,022
   Add:  Amounts owed to
    former participants at
    December 31, 1994                              338,205       224,693          -      53,120       58,445       674,463
   Less:  Amounts owed to
    former participants at
    December 31, 1993                           (1,428,444)     (391,729)         -    (103,384)     (26,526)   (1,950,083)
                                                ----------      --------    -------    --------      -------    ----------
   Payments to provide benefits
    reported on Form 5500                       $5,191,570    $1,799,770    $53,950    $403,691     $191,421    $7,640,402
                                                ==========    ==========    =======    ========     ========    ==========

Year ended December 31, 1993:
  Withdrawals and
   terminations reported in the
   financial statements                         $5,030,477    $1,488,013    $29,747    $409,685     $278,879    $7,236,801
 Add:  Amounts owed to
   former participants at
   December 31, 1993                             1,428,444       391,729          -     103,384       26,526     1,950,083
 Less:  Amounts owed to
   former participants at
   December 31, 1992                              (935,297)     (176,608)         -     (92,827)     (29,911)   (1,234,643)
                                                  --------      --------    -------     -------      -------    ----------
 Payments to provide
   benefits reported on
   Form 5500                                    $5,523,624    $1,703,134    $29,747    $420,242     $275,494    $7,952,241
                                                ==========    ==========    =======    ========     ========    ==========

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMEBER 31, 1994


7.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)
     ------------------------------------------------------

                                               ---------------------------------------------------------------------------
                                                   Fixed                                 Common
                                                  Income       Equity      Insurance     Stock       Loan        Total
                                                   Fund         Fund       Contracts      Fund      Account
                                               ---------------------------------------------------------------------------

Deductions for Withdrawals and Terminations (continued)
- -------------------------------------------------------

 Year ended December 31, 1992:
  Withdrawals and
   terminations reported in the
   financial statements                        $2,727,845    $821,045      $27,229   $260,299      $86,087     $3,922,505
  Add:  Amounts owed to
   former participants at
   December 31, 1992                              935,297     176,608            -     92,827       29,911      1,234,643
  Less:  Amounts owed to
   former participants at
   December 31, 1991                             (329,673)    (43,706)           -    (18,645)           -       (392,024)
                                                 --------     -------      -------    -------     --------       --------
  Payments to provide
   benefits reported on
   Form 5500                                   $3,333,469    $953,947      $27,229   $334,481     $115,998     $4,765,124
                                               ==========    ========      =======   ========     ========     ==========

                                  SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     THE AMETEK SAVINGS
                                                     AND INVESTMENT PLAN
                                                  ----------------------------
                                                        (Name of Plan)


Dated:  June 23, 1995                      By:       /s/ John J. Molinelli
                                                  -----------------------------
                                                     John J. Molinelli, Member,
                                                     Administrative Committee